FORM OF
                              FEE WAIVER AGREEMENT




Legg Mason Income Trust, Inc.
100 Light Street
Baltimore, Maryland  21202

      Re:   Legg Mason Core Bond Fund - Fee Waiver/Expense Agreement
            --------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to the requirements of Section 5 of the Management Agreement ("Contract") between Legg Mason Income Trust, Inc. ("Corporation") and Legg Mason Fund Adviser, Inc. ("LMFA") on behalf of Legg Mason Core Bond Fund ("Fund"), LMFA hereby notifies you that it agrees to waive its compensation (and, to the extent necessary, bear other expenses) through April 30, 2005, to the extent that expenses of each class of the Fund (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses) would exceed an annual rate of 1.00% for Primary Class.

     The calculation and method of payment of fees under this Fee Waiver/Expense Agreement will be as described in the Contract.

     We understand and intend that you will rely on this Fee Waiver/Expense Agreement in preparing and filing Registration Statements for the Corporation and the Fund with the Securities and Exchange Commission on Form N-1A, in accruing the Fund's expenses for purposes of calculating its net asset value per share and for other purposes, and we expressly permit you to do so.

                                          Legg Mason Fund Adviser, Inc.


                                          By: ____________________________